UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

WELLS FARGO MULTI-STRATEGY 100 FUND A, LLC
(Name of Subject Company (Issuer))

WELLS FARGO MULTI-STRATEGY 100 FUND A, LLC
 (Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

EILEEN ALDEN
333 MARKET STREET, 29TH FLOOR, MAC A0119-291
SAN FRANCISCO, CA 94105
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
GEORGE J. ZORNADA
K&L GATES LLP
STATE STREET FINANCIAL CENTER
ONE LINCOLN STREET
BOSTON, MA 02111

JANUARY 28, 2011
(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$ 97,997.35 (a)	Amount of Filing Fee:	$11.38 (b)

(a)           Calculated as the aggregate maximum value of Interests being purchased.

(b)           Calculated at $116.10 per $1,000,000 of the Transaction Valuation.

☐           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 1.	SUMMARY TERM SHEET.

Wells Fargo Multi-Strategy 100 Fund A, LLC (the “Fund”) is offering to purchase Interests (as defined below) in the Fund (the “Offer”) in an amount up to $97,997.35 of the net assets of the Fund from members of the Fund (the “Members”) at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund a Member desires to tender, after giving effect to all allocations) calculated as of the Valuation Date (as defined below).  As used in this Schedule TO, the term “Interest” or “Interests” refers to the outstanding units of interests in the Fund or portions of interests that constitute the class of security that is the subject of the Offer, and includes all or any portion of a Member’s Interest, as the context requires.  Members that desire to tender an Interest for purchase must do so by 12:00 midnight, Eastern Time on Friday, February 25, 2011 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s board of managers (the “Board of Managers”).  The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Members to tender an Interest for purchase is called the “Notice Due Date,” and is the date upon which the Offer expires.  The net asset value of Interests will be calculated for this purpose as of March 31, 2011, or at a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”).  The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer, but is not required to do so.  The Fund will review the net asset value calculation of the Interests during the Fund’s audit for the fiscal year~~-~~ended January 31, 2012, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Interests.

A Member may tender his or her entire Interest or a portion of his or her Interest.  If a Member tenders his or her Interest and the Fund is repurchasing that Interest, the Fund will, upon the expiration of the Offer, identify an amount of any underlying hedge fund securities being liquidated and cash approximately equal to the payment required to redeem all Interests accepted for purchase.  The Member will receive an amount (the “Payment”) equal to 100% of the estimated unaudited net asset value of the Interest tendered (valued in accordance with the Fund’s Limited Liability Company Agreement dated as of May 15, 2008 (as it may be amended, modified or otherwise supplemented from time to time, the “LLC Agreement”)) determined as of the Valuation Date.  The Member will receive payment of the purchase price approximately, but no earlier than, thirty (30) days after the Valuation date.  Proceeds will be wire-transferred directly to an account designated by the Member.  The payment will be transmitted to the Member by BNY Mellon Investment Servicing (US) Inc. (referred to herein as “BNY Mellon” or the “Administrator”) on the Member’s behalf.

A Member who tenders for repurchase only a portion of the Member’s Interests is required to maintain a capital account balance of at least $25,000.  If a Member tenders a portion of the Member's Interests and the repurchase of that portion would cause the Member’s capital account balance to fall below this required minimum, the Fund reserves the right to reduce the portion of Interests to be purchased from the Member so that the required minimum balance is maintained or to repurchase all of such Member’s Interests.

Partial Interests will be repurchased on a “first in-first out” basis (i.e., the portion of the Interest repurchased will be deemed to have been taken from the earliest capital contribution made by such Member (adjusted for subsequent appreciation and depreciation) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Member (as adjusted) until such capital contribution is decreased to zero).

If the Fund accepts the tender of the Member’s Interest, the Fund will make payment for Interests it purchases in the form of cash distributions equal to the value of the Interests repurchased; however, in the sole discretion of the Board of Managers, the proceeds of repurchases may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind.  The Fund seeks to achieve its investment objective by investing substantially all of its assets in interests in Wells Fargo Multi-Strategy 100 Master Fund I, LLC, a Delaware limited liability company (the “Master Fund”).  The Master Fund has the same investment objective as the Fund, and all portfolio investments are made at the Master Fund level.  The investment adviser of the Master Fund is Wells Fargo Alternative Asset Management, LLC.  The Fund may find it necessary to liquidate a portion of its interests in the Master Fund, which is simultaneously tendering for its own interests.  Because interests in the Master Fund may not be transferred, the Fund may withdraw a portion of its interests in the Master Fund only pursuant to a simultaneous tender offer by the Master Fund.

Members that desire to tender an Interest for purchase must do so by 12:00 midnight, Eastern Time, on Friday, February 25, 2011 (or, if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire.  Until the Notice Due Date, Members have the right to change their minds and withdraw any tenders of their Interests.  Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein.  If the Fund has not yet accepted a Member’s tender of an Interest on or prior to Friday, March 25, 2011 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Interest after the Notice Due Date.  A Member may request a form of withdrawal notice by contacting the Fund, the contact information for which can be found in Item 2 below.

If a Member would like the Fund to purchase its entire Interest or any portion of its Interest, it should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal to Wells Fargo Multi-Strategy 100 Fund A, LLC, c/o Wells Fargo at P.O. Box 9804, Providence, RI 02940-9814, Attention: Tender Offer Administrator; or (ii) fax it to BNY Mellon at (508) 599-7836, Attention: Tender Offer Administrator, so that it is received before 12:00 midnight,

Eastern Time, on February 25, 2011.  IF THE MEMBER CHOOSES TO FAX THE LETTER OF TRANSMITTAL, IT MUST MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO BNY MELLON PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL, IF FAXED, DOES NOT HAVE TO BE RECEIVED BY MAIL BEFORE 12:00 midnight, EASTERN TIME, ON FEBRUARY 25, 2011).  The value of the Interests may change between the last time prior to the date of this filing as of which the net asset value was calculated and the Valuation Date, the date as of which the value of the Interests being purchased will be determined.  Members desiring to obtain the estimated net asset value of their Interests, which the Fund will calculate from time to time based upon the information the Fund receives from the portfolio managers of the investment funds in which it invests, may contact BNY Mellon at (800) 305-0816 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Please note that just as each Member has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date.  Also realize that although the Offer is scheduled to expire on February 25, 2011, a Member that tenders its entire Interest will remain a Member of the Fund through the Valuation Date, when the net asset value of the Member’s Interest is calculated, notwithstanding the Fund’s acceptance of the Member’s Interest for purchase.

ITEM 2.	ISSUER INFORMATION.

(a)      The name of the issuer is “Wells Fargo Multi-Strategy 100 Fund A, LLC.”  The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company, and is organized as a Delaware limited liability company.  The Fund seeks to achieve its investment objective by investing substantially all of its assets in interests in the Master Fund.  The Master Fund has the same investment objective as the Fund, and all portfolio investments are made at the Master Fund level.  The investment adviser of the Master Fund is Wells Fargo Alternative Asset Management, LLC.  The principal executive office of the Fund is c/o 333 Market Street, 29th Floor, MAC A0119-291, San Francisco, CA 94105 and its telephone number is (415) 371-4000.

(b)      The title of the securities that are the subject of the Offer is “outstanding units of interests,” or portions thereof, in the Fund.  As of the close of business on December 31, 2010, there were approximately $3,919,893.97 of Interests issued and outstanding.  On the terms and subject to the conditions set out in the Offer (including a pro rata reduction in the number of tendered Interests which will be accepted by the Fund in the event that the Master Fund correspondingly accepts its tendered interests on a pro rata basis, as described in Item 4(a)(1)(ix) below), the Fund will purchase Interests in an amount up to $97,997.35 of the net assets of the Fund that are tendered by, and not withdrawn by, Members as described above in Item 1.

(c)      There is no established trading market for the Interests, and any transfer of an Interest is strictly limited by the terms of the LLC Agreement.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

           The name of the filing person (i.e., the Fund and the subject company) is “Wells Fargo Multi-Strategy 100 Fund A, LLC.”  The Fund’s principal executive office is c/o 333 Market Street, 29th Floor, MAC A0119-291, San Francisco, CA 94105 and the telephone number is (415) 371-4000.  The investment adviser of the Fund is Wells Fargo Alternative Asset Management, LLC (the “Investment Adviser”).  The principal executive office of the Investment Adviser is located at 333 Market Street, 29th

Floor, MAC A0119-291, San Francisco, CA 94105.  The Board of Managers consists of Daniel J. Rauchle, Dennis G. Schmal and Timothy H. Holmes.  Their address is c/o the Fund at 333 Market Street, 29th Floor, MAC A0119-291, San Francisco, CA 94105.

ITEM 4.	TERMS OF THE TENDER OFFER.

(a) (1) (i) On the terms and subject to the conditions set out in the Offer (including a pro rata reduction in the number of tendered Interests which will be accepted by the Fund in the event that the Master Fund correspondingly accepts its tendered interests on a pro rata basis, as described in Item 4(a)(1)(ix) below), the Fund will purchase Interests in an amount up to $97,997.35 of the net assets of the Fund that are tendered by Members by 12:00 midnight, Eastern Time, on Friday, February 25, 2011 (or, if the Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii)           The value of the Interests tendered to the Fund for purchase will be the net asset value as of the close of business on March 31, 2011, or, if the Offer is extended (see Item 4(a)(1)(v) below), as of any later Valuation Date.

A Member may tender its entire Interest or a portion of its Interest. Each Member that tenders an Interest that is accepted for purchase will be sent a letter notifying Members that the Fund has received and accepted their tenders for repurchase promptly after the Notice Due Date.  The Fund will identify an amount of any underlying hedge fund securities being liquidated and cash approximately equal to the payment required to redeem all Interests accepted for repurchase.  The Member will receive an amount (the “Payment”) equal to 100% of the estimated unaudited net asset value of the Interest tendered (valued in accordance with the LLC Agreement) determined as of the Valuation Date.  The Member will receive the Payment approximately, but no earlier than, thirty (30) days after the Valuation date.  For Members tendering only a portion of their Interests and who are existing Members at the time the Fund’s accountants complete the Fund’s next annual audit, any final adjustments to the value of Fund Interests will be reflected in the audited net asset value of all Fund Interests.  It is anticipated that the annual audit of the Fund’s financial statements will be completed no later than 60 days after January 31, 2012, the fiscal year-end of the Fund. Generally, payments for a repurchase will be in the form of cash distributions equal to the value of the Interest repurchased.  However, in the sole discretion of the Board of Managers, the proceeds of repurchases may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind.

A Member who tenders for repurchase only a portion of the Member’s Interests is required to maintain a capital account balance of at least $25,000.  If a Member tenders a portion of the Member's Interests and the repurchase of that portion would cause the Member’s capital account balance to fall below this required minimum, the Fund reserves the right to reduce the portion of Interests to be purchased from the Member so that the required minimum balance is maintained or to repurchase all of such Member’s Interests.

(iii)           The Offer is scheduled to expire at 12:00 midnight, Eastern Time, on Friday, February 25, 2011, unless the Offer is extended (see Item 4(a)(1)(v) below).  Members that desire to tender an Interest for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Managers.

(iv)           Not applicable.

(v)           At the absolute discretion of the Board of Managers, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Members of such extension.  Because the Fund may only withdraw its interests in the Master

Fund pursuant to a tender offer by the Master Fund, the Offer may, in certain circumstances, be extended in conjunction with an extension of the simultaneous tender offer conducted by the Master Fund.  If the Fund elects to extend the Offer period, the net asset value of the Interests tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Members.  During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer.  At the absolute discretion of the Board of Managers, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase (included as Exhibit B) dated January 28, 2011, and, in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests.  If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Members.

(vi)             Until the Notice Due Date, Members have the right to change their minds and withdraw any tenders of their Interests pursuant to Rule 13e-4.  Interests withdrawn may be re-tendered, however, provided that such tenders are made before 12:00 midnight, Eastern Time, February 25, 2011  (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein.  Pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if the Fund has not yet accepted a Member’s tender of an Interest on or prior to March 25, 2011  (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Interest after such Notice Due Date.  To request a form of withdrawal notice, a Member may contact the Fund, the contact information for which can be found in Item 2 above.

(vii)           Members wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal (included as Exhibit C) to BNY Mellon to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to BNY Mellon, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal.  The completed and executed Letter of Transmittal must be received by BNY Mellon, either by mail or by fax, no later than 12:00 midnight, Eastern Time, on Friday, February 25, 2011  (or, if the Offer is extended, by any later Notice Due Date).  The Fund recommends that all documents be submitted to BNY Mellon by certified mail, return receipt requested, or by facsimile transmission.  A Member choosing to fax a Letter of Transmittal to BNY Mellon must also send or deliver the original completed and executed Letter of Transmittal to BNY Mellon promptly thereafter.

Any Member tendering an Interest pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi).  To be effective, any notice of withdrawal must be timely received by BNY Mellon at the address or fax number set out on the first page of the Letter of Transmittal.  A tender of Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer.  Interests withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein.  To request a form of withdrawal notice, a Member may contact the Fund, the contact information for which can be found in Item 2 above.

(viii)           For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered if and when it gives written notice to the tendering Member of its election to purchase such Interest.

(ix)           If Interests in excess of $97,997.35 of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, the Fund will in its sole discretion:  (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4 under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Interests that the

Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered before the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests.  The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.  As described above, the Offer may, in certain circumstances, be extended in conjunction with an extension of the simultaneous tender offer conducted by the Master Fund, and additional Interests may, under such circumstances, only be accepted in conjunction with an identical increase in the amount of the simultaneous Master Fund tender offer.  The Master Fund may accept tendered interests on a pro rata basis based on the aggregate net asset value of such tendered interests, in which case only a portion of Master Fund interests tendered by the Fund may be repurchased.  In this case, the Fund will correspondingly accept Interests tendered on or before the Notice Due Date and not withdrawn prior to the Notice Due Date on a pro rata basis.

(x)           The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests.  Members that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Interests tendered.  These risks include the potential for greater volatility due to a more limited portfolio.  The Fund believes, however, that this result is unlikely given the nature of the Fund’s investment program.  A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.  These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members from time to time.  Payment for Interests purchased pursuant to the Offer may also require the Fund to tender a portion of its Interest in the Master Fund pursuant to a simultaneous tender offer by the Master Fund.  Such a tender by the Fund of its Interests in the Master Fund could result in the Investment Adviser being required to raise cash to accommodate the tender by liquidating portfolio holdings, potentially resulting in losses or increased investment related expenses for the Master Fund.  In addition to its own operating expenses, the Fund bears a pro rata portion of the operating expenses of the Master Fund.

(xi)           Not applicable.

(xii)           The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund for cash pursuant to the Offer.  Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

In general, a Member from which an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund.  Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member’s then adjusted tax basis in such Member’s Interest.  A Member’s basis in such Member’s Interest will be reduced (but not below zero) by the amount of consideration received by the Member from the Fund in connection with the purchase of such Interest.  A Member’s basis in such Member’s Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest.  Cash distributed to a Member in excess of the adjusted tax basis of such Member’s Interest is taxable as a capital gain or ordinary income, depending on the circumstances.  If the Fund purchases a Member’s entire Interest, the Member may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member’s then adjusted tax basis in such Member’s Interest.

(2)	Not applicable.

(b)           Any Interests to be purchased from any officer, director or affiliate of the Fund will be on the same terms and conditions as any other purchase of Interests.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund’s registration statement on Form N-2, filed with the U.S. Securities and Exchange Commission on May 25, 2010 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”), and the LLC Agreement, each of which was provided to each Member in advance of subscribing for Interests, provide that the Board of Managers has the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders, and that one of the factors the Board of Managers will consider in making such determination is the recommendations of the Investment Manager.  The Registration Statement also states that the Investment Manager expects that it will recommend to the Board of Managers that the Fund offer to repurchase Interests from Members quarterly each year.  The Fund commenced operations as a registered investment company on September 1, 2010.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between:  (i) the Fund, the Investment Adviser or members of the Board of Managers or any person controlling the Fund or the Investment Adviser; and (ii) any other person, with respect to the Interests.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a)      The purpose of the Offer is to provide liquidity to Members that hold Interests, as contemplated by and in accordance with the procedures set out in the Registration Statement and the LLC Agreement.

(b)      Interests that are tendered to the Fund in connection with the Offer will be retired.  The Fund currently expects that it will accept subscriptions for Interests as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the Board of Managers.

(c)      None of the Fund, the Investment Adviser, the Board of Managers or any person controlling the Fund or the Investment Adviser has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Managers or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Managers, or to fill any existing vacancy on the Board of Managers or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6), (7) and (8) (these subsections of Regulation M-A ss. 229.1006(c) are not applicable to the Fund because Interests are not traded in any market); (9) the acquisition by any person of additional Interests (other than the Fund’s intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Board of Managers), or the disposition of Interests (other than through periodic purchase offers, including the Offer); or (10) any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)      The Fund expects that the amount offered for the purchase of Interests pursuant to the Offer, which will not exceed $97,997.35 of the net assets of the Fund (unless the Fund elects to purchase a greater amount as described in Item 4(a)(1)(ix)), will be paid in the form of cash distributions equal to the value of the Interests repurchased; however, in the sole discretion of the Board of Managers, the proceeds of repurchases may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind.

(b)      There are no material conditions to the financing of the transaction.  There are currently no alternative financing plans or arrangements for the transaction.

(c)      Not applicable.

(d)      None of the Fund, the Investment Adviser or the Board of Managers or any person controlling the Fund or the Investment Adviser has determined at this time to borrow funds to purchase Interests tendered in connection with the Offer.  Depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Master Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for its interests (including those tendered by the Fund in connection with the Offer) pursuant to a simultaneous tender offer, subject to compliance with applicable law.  If the Master Fund funds any portion of the purchase amount in that manner, it will deposit assets in a special custody account with its custodian, PFPC Trust Company, to serve as collateral for any amounts so borrowed, and, if the Master Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Master Fund’s obligations from the collateral deposited in the special custody account.  The Master Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Master Fund by existing or new Members or from withdrawals of its capital from the investment funds in which it invests.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a)      None of the Fund’s Board of Managers own any beneficial Interests in the Fund.

(b)      Except as set forth in Section 8, there have not been any transactions involving the Interests that were effected during the past 60 days by the Fund, any executive officer or director of the Fund, any person controlling the Fund, any executive officer or director of any corporation ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.  Within the past 60 business days pursuant to the private offering of its Interests, the Fund has sold approximately $569,000.00 of Interests at a price equal to the net asset value on the date of each such sale.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(1)           The Fund commenced operations on September 1, 2010.  Accordingly, the Fund does not yet have audited financial statements, and none have been filed with the SEC.

(2)           The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act.  The Fund does not have shares, and consequently does not have earnings per share information.

(3)           Not applicable.

(4)           The Fund does not have shares, and consequently does not have book value per share information.

(b)      The Fund’s assets will be reduced by the amount of the tendered Interests that are purchased by the Fund.  The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11.	ADDITIONAL INFORMATION.

(a)           (2)           None.

(2)           None.

(3)           Not applicable.

(4)           Not applicable.

(5)           None.

(b)           None.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Members and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

WELLS FARGO MULTI-STRATEGY 100 FUND A, LLC

By:  /s/ Eileen Alden
Name:  Eileen Alden
Title:     Treasurer
January 28, 2011

EXHIBIT INDEX

EXHIBITS

A	Cover Letter to Offer to Purchase and Letter of Transmittal.

B	Offer to Purchase.

C	Form of Letter of Transmittal.